Exhibit 10.10

[BigBand Networks, Inc. Letterhead]

March 10, 2008

Mr. Maurice Castonguay

[Address redacted]

Re:	Employment Offer

Dear Moe:

On behalf of BigBand Networks, Inc. (“BigBand”), I am pleased to extend an offer of employment to you for the position of Senior Vice President and Chief Financial Officer, reporting to Amir Bassan-Eskenazi or his designee. This letter sets out the terms of your employment with BigBand, which will start on March 12, 2008 (“Start Date”). This offer and your Start Date are contingent upon successful completion of a background check. Your primary office in 2008 shall be Redwood City, California with travel to other locations as needed. The Company will reimburse you for all reasonable business expenses related to such travel.

Subject to the approval of the Board of Directors of BigBand, in consideration for your service to BigBand, you will be paid a base salary of $23,333.34 per month (which equals $280,000 on an annualized basis), less applicable taxes and other withholdings in accordance with BigBand’s standard payroll practices. You will be eligible for $140,000 in variable compensation (50% of your base salary) based on participation in BigBand’s performance bonus program on the same basis as other members of BigBand’s senior management. In addition, you will be eligible to participate in various BigBand fringe benefit plans, including: Group Health Insurance, Flexible Spending Accounts, 401(k) Savings Plan, and the vacation program. BigBand reserves the right to modify employee benefit plans and policies, as it deems necessary. These benefits will be explained to you during your employee orientation.

During a period beginning on the Start Date and ending on April 30, 2008 (the “Transition Period”), BigBand shall reimburse you for all reasonable costs associated with your relocation to Redwood City, California including the costs of flight for both you and your spouse, the costs of hotels, and the costs of rental cars.

Subject to the approval of the Board of Directors of BigBand, you will be granted an option to purchase 400,000 shares of BigBand common stock under BigBand’s Stock Option Plan at an exercise price equal to the fair market value of that stock on your option grant date (the “Initial Option”). Your Initial Option will vest 25% at the one year anniversary of your start date, with monthly vesting of the balance over the subsequent 36 months, in 36 equal monthly amounts, except if there is a Termination or Constructive Termination following a Change of Control, as delineated below. These options will be subject to the terms and conditions of the related BigBand Stock Option Plan and related standard form of stock option agreement, as modified by this letter agreement, which you will be required to sign as a condition of receiving the option.

Mr. Maurice Castonguay

March 10, 2008

Your employment with BigBand is “at will”; it is for no specified term, and may be terminated by you or BigBand at any time, with or without cause or advance notice. Any contrary representations that may have been made to you are superceded by this offer. This is the full and complete agreement between you and BigBand on this term. Although your job duties, title, compensation and benefits, as well as BigBand’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and BigBand’s Chief Executive Officer.

In the event that BigBand should experience a Change in Control (as that term is defined in the stock option agreement) and you are terminated for a reason other than for Cause or you are Constructively Terminated within six months (6) months after such Change in Control, (i) contingent upon your signing of a general release acceptable to BigBand, which is not inconsistent with the terms and intent of this letter agreement, or its successor in interest, you will receive a severance payment equal to twelve (12) months of your then-current base salary, less applicable taxes and other withholdings as determined by BigBand’s payroll department, and (ii) will receive thirty-six (36) months accelerated vesting on the Initial Option (“Acceleration”). Provided however, in the event that your benefits provided for in this letter agreement, when aggregated with any other payments or benefits received by you would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code, and would be subject to the excise tax imposed by Section 4999 of the Code, then you shall have the unilateral right to reduce, in order of priority: such severance payments by an amount required to eliminate the excise tax imposed under Section 4999 . If after reduction of the severance payments, you are still subject to the excise tax imposed under Section 4999, you will have the unilateral right to reduce the number of months acceleration of your then outstanding unvested options to eliminate the excise tax imposed under Section 4999

In the event that your employment with BigBand is terminated or Constructively Terminated for a reason other than for Cause and such termination or Constructive Termination is not within (6) months after a Change of Control, then contingent upon your signing of a general release acceptable to BigBand or its successor in interest, you will receive a severance payment equal to six (6) months of your then-current base salary, less applicable taxes and other withholdings as determined by BigBand’s payroll department.

Application of Internal Revenue Code Section 409A: Notwithstanding anything to the contrary in this offer letter, if you are a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the final regulations and any guidance promulgated thereunder (“Section 409A”) at the time of your termination (other than due to death), and the severance payable to you, if any, pursuant to this offer letter, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) that are payable within the first six (6) months following your termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of your termination of employment. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following your termination but prior to the six (6) month anniversary of your termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this offer letter is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of

Mr. Maurice Castonguay

March 10, 2008

the Treasury Regulations. For purposes of this paragraph, any amount paid under this offer letter that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Compensation Separation Benefits, and any amount paid under this offer letter that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Compensation Separation Benefits. For these purposes, “Section 409A Limit” will mean the lesser of two (2) times: (i) your annualized compensation based upon the annual rate of pay paid to you during the Company’s taxable year preceding the Company’s taxable year of your termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your employment is terminated.

The provisions of the foregoing paragraph are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. You and the Company agree to work together in good faith to consider amendments to this offer letter which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.

The Company acknowledges that you currently serve on the board of directors of Cedar Point Communication, Inc. as chairperson of the Audit Committee. The Company also acknowledges that the provision of those services to Cedar Point Communications and your compensation for such services, are not in conflict with the provision of your services to the Company.

For purposes of this Agreement, “Cause” shall mean (i) the commission of any act of fraud, embezzlement or dishonesty by you, (ii) any unauthorized use or disclosure by you of confidential information or trade secrets of BigBand’s (or any parent or subsidiary), (iii) any other intentional misconduct by you adversely affecting the business or affairs of BigBand (or any parent or subsidiary) in a material manner, or (iv) your failure to maintain Redwood City, California as your primary office location for at least three weeks per month in 2008 (other than June, July and August of 2008) and at least two weeks per month thereafter.

For purposes of this Agreement, “Constructive Termination” shall mean your resignation within two (2) years following the initial existence of any one or more of the following without your express written consent: (i) the relocation of the principal place of your employment to a location that is more than (50) miles from Redwood City, California or Westborough, Massachusetts; (ii) any failure by BigBand to pay, or any material reduction by BigBand of, your base salary or benefits (unless reductions comparable in amount and duration are concurrently made for all other employees of BigBand with responsibilities, organizational level and title comparable to yours); (iii) without your express written consent, a significant reduction of your duties, position or responsibilities (for purposes of clarity, following a change of control, you are not the Senior Vice President and Chief Financial Officer of the combined company); or (iv) failure of the Company to obtain an agreement from any such successor company to assume and agree to perform the Company’s obligations under this letter agreement. You will not resign as a result of a Constructive Termination without first providing BigBand with written notice of the acts or omissions constituting the grounds for a “Constructive Termination” within ninety (90)

Mr. Maurice Castonguay

March 10, 2008

days of the initial existence of the grounds for a “Constructive Termination” and a reasonable cure period of not less than thirty (30) days following the date of such notice.

By accepting employment with BigBand, you represent that you will not be acting in breach of any agreement with any of your previous employers. BigBand is very impressed with the skills and experience that you will bring to us and we hope that you will consider this offer carefully. Should you accept this offer, I would like to remind you that it is BigBand’s policy to avoid situations where information or materials might come into our hands that are considered proprietary by individuals or companies other than BigBand. Other than in your capacity as member of the board of directors of Cedar Point Communications or any such other boards in which you serve. We are interested in employing you because of your skills and abilities, not because of any trade secrets you have learned elsewhere. It is important that you take care not to bring, even inadvertently, any books, drawings, notes, materials, etc., except your personal effects as you leave your current employer. Thus, you represent and warrant that you are not acting in breach of any non-competition, employment or other agreements with your current employer or any of your previous employers.

Like all BigBand employees, you will be required, as a condition to your employment with BigBand, to sign BigBand’s standard At Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement, a copy of which is included with this letter. Also, you will be required to provide BigBand with documents establishing your identity and right to work in the U.S. within three (3) business days after your Start Date.

To ensure the timely and economical resolution of disputes that arise in connection with your employment with BigBand, you and BigBand agree that any and all disputes, claims (including, but not limited to, any claims for compensation, benefits, stock or stock options, fraud or age, sex, race, disability or other discrimination or harassment), or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, your employment, or the termination of your employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Mateo County, California, conducted in accordance with the rules of the American Arbitration Association (“AAA”) under the applicable AAA employment rules. By agreeing to this arbitration procedure, both you and BigBand waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or BigBand would be entitled to seek in a court of law. BigBand shall pay all AAA’s arbitration fees in excess of the amount of court fees that would be required if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either you or BigBand from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, you and BigBand each have the right to resolve any issue or dispute arising under your Employee Proprietary Information and Inventions Assignment Agreement by court action.

This agreement and the other agreements referred to above constitute the entire agreement between you and BigBand regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements, whether oral or written, between you and BigBand. This agreement may only be modified by a document signed by you and the Chief Executive Officer of BigBand.

Mr. Maurice Castonguay

March 10, 2008

We look forward to working with you at BigBand. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this offer. If you have any questions, please call me at 650-995-5000.

Sincerely,

BigBand Networks, Inc.

By:	/s/ Amir Bassan-Eskenazi
Amir Bassan-Eskenazi
President and Chief Executive Officer

I have read the above employment offer and accept employment with BigBand on the terms and conditions set forth in this agreement.

Date: March 10, 2008	/s/ Maurice Castonguay
Maurice Castonguay

My anticipated start date is March 12, 2008.